Exhibit (a)(8)

Press Release

FOR IMMEDIATE RELEASE

For More Information Contact:

Aberdeen Investments U.S. Closed-End Funds

Investor Relations

1-800-522-5465

Investor.Relations@aberdeenplc.com

ABRDN JAPAN EQUITY FUND, INC. (JEQ) ANNOUNCES EXPIRATION AND PRELIMINARY RESULTS OF CASH TENDER OFFER

(Philadelphia, September 3, 2025) – abrdn Japan Equity Fund, Inc. (NYSE: JEQ), a diversified closed-end fund, announces today the preliminary results of its cash tender for up to 7,072,985 shares, representing approximately 50% of the Fund’s outstanding shares. The offer expired at 5:00 p.m. New York City time on September 2, 2025.

Based on current information, approximately 10,781,895 shares of common stock or 76.2% of the Fund’s outstanding stock were tendered through the expiration date. This number is subject to adjustment and should not be regarded as final. Because the tender offer was oversubscribed, the number of shares that will be purchased by the Fund will be pro-rated based on the number of shares properly tendered by each shareholder. No more than a total of 7,072,985 properly tendered shares will be accepted for payment at a price per share equal to 98% of the Fund’s net asset value per share (“NAV”) as of the close of regular trading on the NYSE on September 3, 2025. The final number of shares validly tendered and accepted pursuant to the tender offer will be announced at a later date.

Important Information

The Fund’s daily NYSE closing price and NAV, as well as other information, including updated portfolio statistics and performance are available at https://www.aberdeeninvestments.com/en-us/investor/funds/view-all-funds/ or by calling the Fund’s Investor Services at 1-800-522-5465.

abrdn Inc. has prepared this report based on information sources believed to be accurate and reliable. However, neither the Fund, abrdn Asia Limited (the Investment Manager), nor any other person guarantees their accuracy. Investors should seek their own professional advice and should consider the investment objectives, risks, charges and expenses before acting on this information.

In the United States, Aberdeen Investments is the marketing name for the following affiliated, registered investment advisers: abrdn Inc., abrdn Investments Limited, and abrdn Asia Limited.

Closed-end funds are traded on the secondary market through one of the stock exchanges. A Fund’s investment return and principal value will fluctuate so that an investor’s shares may be worth more or less than the original cost. Shares of closed-end funds may trade above (a premium) or below (a discount) the NAV of the fund’s portfolio. There is no assurance that a Fund will achieve its investment objective. Past performance does not guarantee future results.

Closed-End Funds | Aberdeen

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